UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of January 2015

_______________________

Commission File Number: 000-54290

Grupo Aval Acciones y Valores S.A.
(Exact name of registrant as specified in its charter)

Carrera 13 No. 26A - 47
Bogotá D.C., Colombia
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GRUPO AVAL ACCIONES Y VALORES S.A.

TABLE OF CONTENTS

ITEM
1	Grupo Aval Acciones y Valores S.A. and its Subsidiaries – Third Quarter 2014 Condensed Consolidated Financial Statements (Colombian Pesos/Banking GAAP)

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
Condensed Consolidated Balance Sheets (Banking Gaap)
2014
(Stated in millions of Colombian pesos)

Assets	As of
	March		June	September

Cash and cash equivalents	Ps.	15,471,286	17,168,305	21,372,452
Investments securities, net		29,248,351	28,134,320	27,317,460
Loans and financial leases, net		96,761,499	98,053,367	101,172,259
Other assets,net		18,404,439	18,451,537	18,916,333
Total Assets	Ps.	159,885,575	161,807,529	168,778,504

Liabilities and shareholders' equity
Deposits:
Checking accounts		24,846,919	24,208,788	24,383,407
Time deposits		35,156,750	34,606,898	38,813,119
Saving deposits		43,508,620	46,283,451	44,708,940
Other		820,515	854,754	900,928
Total deposits	Ps.	104,332,804	105,953,891	108,806,394
Interbank borrowings and overnight funds		6,170,577	6,289,801	6,869,444
Borrowings from banks and others		12,428,529	11,816,978	12,052,449
Bonds		10,779,556	11,263,664	11,458,606
Other liabilities		7,544,138	7,295,040	8,393,085
Non-controlling interest		6,569,405	6,680,105	6,798,199
Total liabilities	Ps.	147,825,009	149,299,479	154,378,177
Shareholders' equity		12,060,566	12,508,050	14,400,327
Total liabilities and shareholders' equity	Ps.	159,885,575	161,807,529	168,778,504
Memorandum accounts	Ps.	612,374,148	643,369,943	664,587,265

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
Condensed Consolidated Statements of Income (Banking Gaap)
2014
(Stated in millions of Colombian pesos, except per share data)

	For the three-month periods ended:
	March		June	September	Accumulated

Interest income
Interest on loans and financial leases	Ps.	2,493,146	2,519,197	2,585,703	7,598,046
Interest on investment securities		327,695	341,834	358,788	1,028,317
Interest on interbank and overnight funds		43,282	45,847	49,888	139,017
Total interest income		2,864,123	2,906,878	2,994,379	8,765,380
			-
Interest expense:			-
Interest on deposits		(713,494)	(735,596)	(800,024)	(2,249,114)
Interest on borrowings, bonds and others		(286,163)	(312,194)	(312,535)	(910,892)
Total interest expense		(999,657)	(1,047,790)	(1,112,559)	(3,160,006)
Net interest income		1,864,466	1,859,088	1,881,820	5,605,374
Provision for loans and other assets, net		(311,317)	(348,444)	(391,643)	(1,051,404)
Net interest income after provisions		1,553,149	1,510,644	1,490,177	4,553,970
Other operating income, net		1,105,909	928,638	1,096,698	3,131,245
Operating expenses		(1,677,476)	(1,501,537)	(1,610,821)	(4,789,834)
Non-operating income (expenses), net		20,589	84,465	66,202	171,256
Income before income tax expense and non-controlling interest		1,002,171	1,022,209	1,042,258	3,066,638
Income tax expense		(410,450)	(362,537)	(322,613)	(1,095,600)
Income before non-controlling interest		591,721	659,672	719,645	1,971,038
Non-controlling interest		(241,711)	(190,417)	(283,922)	(716,050)
Net income attributable to Grupo Aval shareholders	Ps.	350,010	469,255	435,723	1,254,988
Earning per share (In colombian pesos)	Ps.	17.179	22.999	21.241
Weighted average number of common and preferred fully paid shares outstanding		20,374,195,242	20,390,659,634	20,513,223,292	20,513,223,292

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
Condensed Consolidated Statements of Shareholder´s Equity (Banking Gaap)
(Stated in million of Colombian pesos)

	Million of shares						Retained Earnings						Equity Surplus

	Preferred non-voting shares	Voting common shares	Capital at par value		Additional paid-in capital		Appropiated		Unappropiated		Equity inflation adjustments		Unrealized gains/(losses)		Reappraisal of assets		Total Shareholders´ equity

Balance at December 31, 2013	5,000	15,178	Ps.	20,178	Ps.	5,784,513	Ps.	3,574,754	Ps.	765,605	Ps.	652,180	Ps.	(523,562)	Ps.	1,454,551	Ps.	11,728,219
Net income										1,254,988								1,254,988
Transfer to appropiated retained earnings								765,605		(765,605)								-
Dividends declared								(1,192,680)										(1,192,680)
Donations								(27)										(27)
Transfer to appropiated retained earnings and change of common shares by preferred shares																		-
Unrealized gains / (losses)														101,503				101,503
Equity tax paid												(57)						(57)
Reappraisal of assets																88,632		88,632
Reimbursement of reserves								995										995
Cumulative translation adjustment								3,038						5,283		(1,723)		6,598
Issuance of common shares	1,643	216		1,859		2,410,298												2,412,157
Balance at September 30,2014	6,643	15,394	Ps.	22,037	Ps.	8,194,811	Ps.	3,151,685	Ps.	1,254,988	Ps.	652,123	Ps.	(416,776)	Ps.	1,541,460	Ps.	14,400,328

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
Condensed Consolidated Statements of Cash Flow (Banking Gaap)
2014
(Stated in millions of Colombian pesos)

	For the three-month periods ended:
	March		June	September	Nine - Month period ended September 30,

Net cash provided by operating activities	Ps.	1,863,882	2,338,517	5,134,359	9,336,758

Cash flow from investing activities:
Increase of loans and financial leases		(3,090,732)	(2,910,578)	(1,452,680)	(7,453,990)
Proceeds from sale of property, plant and equipment		68,056	209,007	123,898	400,961
Proceeds from sales of available sale		1,992,417	1,021,420	3,352,154	6,365,991
Proceeds from paydowns and maturities hel to maturity investment		-	1,438,269	815,251	2,253,520
Acquisition of property, plant and equipment		(227,932)	(282,615)	(218,386)	(728,933)
Other cash provided by investment activities		14,645	15,536	14,596	44,777
Purchase of subsidiaries shares		-	(62,922)	-	(62,922)
Acquisition of investment securities		(4,528,841)	4,528,841	-	-
Acquisition of investmentof available for sale		-	(6,292,739)	(5,456,271)	(11,749,010)
Acquisition of held to maturity investment		-	(1,715,010)	(218,719)	(1,933,729)
Net cash (used in) provided by investing activities		(5,772,387)	(4,050,791)	(3,040,157)	(12,863,335)

Cash flow from financing activities:
Dividends paid		(180,841)	(364,072)	(166,196)	(711,109)
Increase of deposits		2,549,707	2,933,905	522,792	6,006,404
Increase in interbank borrowings and overnight funds		1,035,886	144,771	533,529	1,714,186
Increase (decrease) in borrowings from banks and others		284,382	(195,075)	(427,477)	(338,170)
Increase on long term debt (bonds)		(528,109)	741,379	(222,767)	(9,497)
(Decrease) in non-controlling interest		(175,099)	148,399	(244,840)	(271,540)
Issuance of common shares		297,253	(14)	2,114,904	2,412,143
Net cash (used in) provided by financing activities		3,283,179	3,409,293	2,109,945	8,802,417
			-
Increase in cash and cash equivalents		(625,326)	1,697,019	4,204,147	5,275,840
Cash and cash equivalents at beginning of period		16,096,612	15,471,286	17,168,305	16,096,612
Cash and cash equivalent at end of period	Ps.	15,471,286	17,168,305	21,372,452	21,372,452
Supplemental disclosure of cash flow information
Cash paid during the period for:			-	-
Interest	Ps.	1,064,932	999,704	1,139,087	3,203,723
Income taxes	Ps.	115,474	454,341	45,175	614,990

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 27, 2015

GRUPO AVAL ACCIONES Y VALORES S.A.

By:	/s/ Jorge Adrián Rincón Plata
	Name:	Jorge Adrián Rincón Plata
	Title:	Chief Legal Counsel